Exhibit 12.2

DaVita Inc.

Computation of Pro Forma Ratio of Earnings to Fixed Charges

	Three months ended March 31, 2005	Year ended December 31, 2004
Earnings adjusted for fixed charges:

Income from continuing operations	$88,162	$(27,021)
Add:
Debt expense	66,065	255,151
Interest portion of rental expense	11,356	42,720

	77,421	297,871

	$165,583	$270,850

Fixed Charges:
Debt expense	$66,065	$255,151
Interest portion of rental expense	11,356	42,720
Capitalized interest	306	1,078

Total fixed charges	$77,727	$298,949

Ratio of earnings to fixed charges	2.13	0.91